Exhibit 1

Buenos Aires, February 15, 2012

Mr. President
Comisión Nacional de Valores
Dr. Alejandro Vanoli
S           /           D

Re: EDENOR S.A. – Relevant Event – Resignation of the Chairman of the Board of Directors and CEO.

Dear Sirs:

Pursuant to Section 2, Chapter XXI of the regulations of the Comisión Nacional de Valores (General Resolution No. 368/2001, as amended) I hereby inform you as a relevant event of Empresa Distribuidora y Comercializadora Norte S.A. (“EDENOR”) that, on the date hereof, EDENOR received in its principal corporate offices the resignation of the Chairman of its Board of Directors and Chief Executive Officer, Mr. Alejandro Macfarlane. Mr. Macfarlane’s resignation is based on personal reasons, and is neither sudden nor does it affect the ordinary course of business of the company.

According to the foregoing, EDENOR has called a meeting of its Board of Directors to be held tomorrow to consider the resignation of Mr. Macfarlane and the appointment of a new Chairman of its Board of Directors and Chief Executive Officer of the company.

Yours sincerely,

Diego Manuel Allegue Attorney-in-fact

Empresa Distribuidora y Comercializadora Norte Sociedad Anónima (Edenor S.A.)
Avda. del Libertador 6363 – Piso 12 – Buenos Aires, A1428ARG – Argentina – Tel.: 4346-5057 – Fax: 4346-5327